Exhibit 1.3

August ____, 2010

Stifel, Nicolaus & Company, Incorporated

237 Park Avenue, 8th Floor

New York, New York 10017

Ladies and Gentlemen:

Reference is made to the Agency Agreement dated May 14, 2010 (the “Agreement”), entered into by the Mid-Tier Holding Company, the Holding Company, the MHC and the Bank on the one hand, and the Agent on the other hand. Capitalized terms not defined herein shall have the meanings set forth in the Agreement.

The parties to the Agreement acknowledge that on July 20, 2010, RP Financial, LC. updated its appraisal of the estimated pro forma market value of the common stock of the Holding Company, which has decreased the offering range. The amended offering range has decreased to a range of $17,212,500 at the minimum to $23,287,500 at the maximum, and $26,780,630 at the adjusted maximum, as compared to the range of $19,125,000 to $25,875,000 and $29,756,250 at the adjusted maximum, established by the appraisal of RP Financial, LC. dated February 26, 2010. As a result of the decrease in the offering range, the Holding Company is resoliciting those persons who subscribed for shares of Common Stock in the original offering and providing to those original subscribers a supplement to the May 14, 2010 prospectus, which supplemental prospectus is dated as of the date of this letter agreement. In addition, certain other persons who did not previously subscribe for shares may be offered an opportunity to purchase shares in the resolicitation, and such persons will be provided with a copy of the original prospectus as well as the prospectus supplement. Pursuant to the Plan, in the resolicitation the Holding Company is offering a minimum of 1,721,250 shares and a maximum of 2,338,750 shares of Common Stock (subject to an increase up to 2,678,063 shares) in the Offering.

This letter agreement supplements and amends the Agreement as follows:

1.	The Primary Parties hereby confirm that the representations and warranties contained in Section 6 of the Agreement are true and correct with the same force and effect as though made as of the date hereof.

2.	The Agent hereby confirms that the representations and warranties contained in Section 7 of the Agreement are true and correct with the same force and effect as though made as of the date hereof.

3.	The Primary Parties and the Agent hereby agree that all references to the Registration Statement in the Agreement shall include the Registration Statement as amended by any post effective amendments.

4.	Concurrent with the execution of this letter agreement, the Agent shall receive a letter from ParenteBeard LLC, dated the date hereof and addressed to the Agent, in a form acceptable to the Agent and its legal counsel, updating its original comfort letter dated May 14, 2010 and covering the prospectus supplement.

Stifel, Nicolaus & Company, Incorporated

August ____, 2010

5.	The Primary Parties agree that any opinions, certificates, letters and documents required to be delivered at Closing under Section 10 shall give consideration and effect to the resolicitation process as the Agent may reasonably request.

If the foregoing is in accordance with your understanding of our agreement, please sign and return to us a counterpart hereof, whereupon this instrument along with all counterparts will become a binding agreement between you and us in accordance with its terms.

Very truly yours,

FEDFIRST FINANCIAL CORPORATION (a federally-chartered corporation)

By:
Patrick G. O’Brien President and Chief Executive Officer

FEDFIRST FINANCIAL CORPORATION (a Maryland corporation)

By:
Patrick G. O’Brien President and Chief Executive Officer

FEDFIRST FINANCIAL MUTUAL HOLDING COMPANY

By:
Patrick G. O’Brien President and Chief Executive Officer

FIRST FEDERAL SAVINGS BANK

By:
Patrick G. O’Brien President and Chief Executive Officer

The foregoing Letter Agreement is

hereby confirmed and accepted as

of the date first set forth above.

STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:
David P. Lazar Managing Director